

March 12, 2012

<u>Via E-mail</u>
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

   **Re: Gulf Resources, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2010**
     **Filed March 16, 2011**
     **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
     **Filed November 14, 2011**
     **Response dated March 6, 2012**
     **File No. 1-34499**

Dear Mr. Li:

   We have reviewed your response letter dated March 6, 2012, and have the following additional comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2011</u>

<u>Prior Comment 2</u>

1.  Please confirm to us that you incurred approximately $900,000 in repair and maintenance expense during the fourth quarter of fiscal year 2011.  In this regard, your draft disclosure states that you incurred $1 million in repair and maintenance costs for fiscal year 2011; whereas, you stated in Note 5 in your third quarter of fiscal year 2011 Form 10-Q that you incurred $102,076 in repair and maintenance costs during the nine-months ended September 30, 2011.

Prior Comment 3

2. We note that you continue to compare the revised capacity amount of 41,547 tons, as determined by the appraisal firm, in October 2011 to the capacity amount disclosed as of December 31, 2010. However, this comparison excludes the 3,200 tons you acquired during January 2011. As previously requested, please clarify your disclosures to state that the revised capacity amount of 41,547 tons results in a reduction to your capacity by 7,953 tons. Please provide us with the disclosure you intend to include in your next periodic report.

3. We note that during the second quarter of fiscal year 2011 you undertook a $32 million enhancement project for all of your crude salt fields' protective shells, a portion of your extraction wells, and a portion of your transmission channels and ducts. Please enhance your disclosures to provide investors with an understanding as to why your capacity declined by 7,953 tons after incurring $32 million in enhancement costs to property that was primarily acquired during fiscal years 2007 – 2010. Please provide us with the disclosure you intend to include in your next periodic report.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    /s/ Terence O'Brien

    Terence O'Brien
    Accounting Branch Chief